SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Conn’s Inc.

(Name of Issuer)

Common Stock. $.01 par value per share

(Title of Class of Securities)

208242107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons G1 Execution Services, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,984 (1)

(6) Shared Voting Power 610,478 (1)

(7) Sole Dispositive Power 1,984 (1)

(8) Shared Dispositive Power 610,478 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 610,478 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.8%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1)   G1 Execution Services, LLC, Susquehanna Securities and Susquehanna Investment Group are affiliated independent broker-dealers and may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Securities

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 558,994 (1)

(6) Shared Voting Power 610,478 (1)

(7) Sole Dispositive Power 558,994 (1)

(8) Shared Dispositive Power 610,478 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 610,478 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.8%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) G1 Execution Services, LLC, Susquehanna Securities and Susquehanna Investment Group are affiliated independent broker-dealers and may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Investment Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 49,500 (1)

(6) Shared Voting Power 610,478 (1)

(7) Sole Dispositive Power 49,500 (1)

(8) Shared Dispositive Power 610,478 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 610,478 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.8.%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) G1 Execution Services, LLC, Susquehanna Securities and Susquehanna Investment Group are affiliated independent broker-dealers and may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

Item 1.
(a)	Name of Issuer Conn’s, Inc.
(b)	Address of Issuer’s Principal Executive Offices 4055 Technology Forest Blvd. Suite 210 The Woodlands, TX 77381

Item 2(a).

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock, $0.01 par value per share, of the Company (the “Shares”).

(i)  G1 Execution Services, LLC

(ii) Susquehanna Securities

(iii) Susquehanna Investment Group

Item 2(b).

Address of Principal Business Office or, if none, Residence
The address of the principal business office of G1 Execution Services, LLC is:

440 S. LaSalle Street

Suite 3030

Chicago, IL  60605

The address of the principal business office of Susquehanna Securities and Susquehanna Investment Group is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).	Title of Class of Securities Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number 208242107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The amount beneficially owned by Susquehanna Securities includes options to buy 442,000 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Investment Group is comprised of options to buy 49,500 shares of the Company’s Common Stock.  The Company’s quarterly report, on Form 10-Q, filed with the United States Securities and Exchange Commission on December 8, 2015, indicates that there were 32,244,955 shares of Common Stock outstanding as of December 3, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2016

G1 EXECUTION SERVICES, LLC

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

I	Joint Filing Agreement, dated February 12, 2016, pursuant to Rule 13d-1(k) among G1 Execution Services, LLC, Susquehanna Securities and Susquehanna Investment Group.

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Conn’s, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2016

G1 EXECUTION SERVICES, LLC

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	General Counsel